January 17, 2006
By Edgar and Facsimile to (202) 772 9208
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street, N.E.
Washington D.C. 20549
Attn:
Ms. Angela Connell
Re:
National Consumer Cooperative Bank
Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
File No. 002-99779
Dear Ms. Connell:
We are submitting this letter in response to your letter, dated December 19, 2005, which provided comments on our response to the Commission on October 17, 2005 and additional comments on the above-referenced filing by the National Consumer Cooperative Bank (“NCB”). Below we set forth your five comments, each of which is followed by NCB’s response. The comment numbers below correspond to the comment numbers in your letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Uses of Funds — Loans and Leases, page 20
1.	We note your response to comment 8 of our letter dated September 30, 2005. Please tell us whether upon the initial transfer of loans to the conduit you recorded any retained interests in the transferred loans. If so, tell us how the repurchase of the transferred loans impacted your accounting for such retained interests.
          Response: Consistent with paragraphs 10 and 62 of FAS 140 servicing was legally separated from the loans transferred into the conduit. At that time, based on our analysis, a value of zero was ascribed to the retained interest (i.e. the benefits of servicing were deemed to be just adequate to compensate NCB for its servicing responsibilities). Accordingly, at the time of repurchase, there was no retained interest to be impacted or adjusted.
Consolidated Financial Statements
Note 16 — Long Term Debt, page 51
2.	Please revise future filings to provide the following disclosures as required by paragraph 22 of Rule 5-02 of Regulation S-X for each type of obligation:
•	the general character of each type of debt including the rate of interest;

•	the date of maturity, or, if maturing serially, a brief indication of the serial maturities;

•	if the payment of principal or interest is contingent, an appropriate indication of such contingency;

•	a brief indication of priority; and

•	if convertible, the basis.
     Response: NCB will revise future filings to include the aforementioned disclosures. NCB will provide a draft of the intended disclosure for its 2005 10-K filing to the Commission by Monday, February 6, 2006.
Note 24 — Financial Instruments with Off-Balance Sheet Risk and Derivative Financial Instruments, page 59
3.	We note your response to comment 13 of our letter dated September 30, 2005 with respect to your fair value hedges of warehouse loans. In your response you state that you maintain the existing hedging relationship when loans are swapped as part of the Fannie Mae program. In your response to comment 14 you also indicate that all hedging relationships are established at the individual loan level rather than for a pool of loans. Please advise us as follows with respect to such hedges:
•	Tell us how you maintain the existing hedge relationship when loans are swapped for an MBS given the fact that you hedge each individual loan separately yet the MBS that you receive derives its value from a pool of underlying loans.
•	Tell us whether you discontinue hedge accounting for the original hedge relationship once the loans are swapped with the MBS. Refer to paragraph 25 of SFAS 133.
     Response: We are continuing to work with our independent registered public accounting firm to analyze the issues raised by this question. We plan to file a response on or before Monday, January 30, 2006.
4.	We note your response to comment 13 of our letter dated September 30, 2005 with respect to your fair value hedge of fixed-rate liabilities. In your response you state that the hedging relationship is incepted at the moment the rate is fixed on the debt. Please advise us as follows with respect to such hedge:
•	Clarify whether the hedging relationship is incepted on the date that the debt is issued (settlement date) or on the date a commitment is made (trade date).
Response: The hedging relationship is incepted on the date the debt is issued.
•	Describe the market settlement conventions that you have defined for your issuances of long-term debt.
Response: NCB does not follow any market settlement conventions. NCB recognizes the liability on the day the debt is issued and the proceeds are received.
•	If the inception of the hedge is prior to the actual issuance of the debt, tell us how you determined that this hedge qualified for shortcut treatment given that paragraph 68 of SFAS 133 is only applicable to “recognized” interest bearing assets and liabilities.
Response: The inception of the hedge is not prior to the actual issuance of debt.

5.	Please revise future filings to provide the disclosures required by paragraph 17(e)-(g) of SFAS 140 with respect to your securitization activities and servicing assets. Specifically disclose the methods and assumptions used to measure the fair values of servicing assets and other retained interests, including quantitative information about discount rates expected prepayments and anticipated credit losses.
Response: NCB will revise its future filings to provide the aforementioned disclosures. NCB will provide a draft of the intended disclosure for its 2005 10-K filing to the Commission by Monday, February 6, 2006.
Please contact me at (202) 336-7661 if you wish to discuss any of our responses.
Very Truly Yours,
/s/ Richard L. Reed
Richard L. Reed
Chief Financial Officer
National Consumer Cooperative Bank